Free Writing Prospectus Filed Pursuant to Rule 433
Dated November 15, 2016
Registration Statement No. 333-202562-01
Relating to
Preliminary Prospectus Supplement Dated November 15, 2016 and
Prospectus dated March 6, 2015

$550,000,000 2.350% NOTES DUE 2022

Issuer:	Simon Property Group, L.P.

Legal Format:	SEC Registered

Ratings*:	A2 (Moody’s) / A (S&P)

Size:	$550,000,000

Maturity Date:	January 30, 2022

Coupon (Interest Rate): Interest Payment Dates:	2.350% per annum January 30 and July 30, commencing July 30, 2017

Benchmark Treasury:	1.250% due October 31, 2021

Benchmark Treasury Price and Yield:	98-00 ¾; 1.667%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.417%

Initial Price to Public:	99.672% plus accrued interest from November 23, 2016 if settlement occurs after that date

Redemption Provision:	Make-whole call prior to October 30, 2021 based on U.S. Treasury +15 basis points or at par on or after October 30, 2021

Settlement Date:	T+6; November 23, 2016

CUSIP / ISIN:	828807 DA2 / US828807DA20

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UBS Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. ING Financial Markets LLC MUFG Securities Americas Inc. Regions Securities LLC

The Issuer has concurrently priced $750,000,000 aggregate principal amount of 3.250% senior unsecured notes due 2026 and $550,000,000 aggregate principal amount of 4.250% senior unsecured notes due 2046.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.